SECURITIES AND EXCHANGE COMMISSION
                 Washington, DC 20549

                       FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER
         PURSUANT TO RULE 13a-16 OR 15d-16 OF
         THE SECURITIES EXCHANGE ACT OF 1934

             For the month of April, 2003
           -------------------------------

          Perusahaan Perseroan (Persero) P.T.
           Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                    Indosat Building
              Jalan Medan Merdeka Barat, 21
                Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F   X        Form 40-F ____
                            -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)

             Yes  _____     No     X
                                      -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

Indosat Announces the Title and Assignment of Directors


Jakarta, 28 April 2003, PT Indosat Tbk (Indosat or the Company) announces today the title and assignment of its Directors as follows :

* President Director : Mr. Widya Purnama
* Deputy President Director :Mr. Ng Eng Ho
* Cellular Marketing Director : Mr. Hasnul Suhaimi
* Network Infrastructure Director : Mr. Wityasmoso
Sih Handayanto
* Fixed Telecommunication Director : Mr. Emil Soedarmo
* Multimedia, Data Communication
& Internet Director : : Mr. Junino Jahja
* Finance Director : Mr. Nicholas Tan Kok Peng
* Business Development Director	: Mr. Raymond
Tan Kim Meng
* Network Integration Director : Mr. Joseph
Chan Lam Seng

PT Indosat Tbk is a provider of information and communication services in Indonesia and providing three lines of business namely cellular service, fixed telecommunication and multimedia, data communication &
Internet (MIDI)  as well as operating broadband network.
Cellular becomes Indosat main business and by year-end
2002, Indosat had 3.6 million cellular subscribers provided through fully controlled subsidiaries,
Satelindo and IM3. Indosat shares are listed in the Jakarta and Surabaya Stock Exchanges (JSX : ISAT) and its American Depositary Shares are listed on the New
York Stock Exchange (NYSE : IIT).



For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Perusahaan Perseroan (Persero) P.T.
                Indonesian Satellite Corporation


Date: April 29, 2003   By: /s/ Widya Purnama
                       -----------------------------
                       Name: Widya Purnama
                       Title: President